77L Changes in accounting principles and practices

     Liberty Municipal Money Market Fund

     The Liberty Municipal Money Market Fund (Fund) has proposed to revoke its ss.171(c) election under the Internal Revenue Code, thus changing its accounting method for premium amortization.